August 6, 2010

Mr. Daniel L. Gordon

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Nomura Holdings, Inc. Form 20-F for the fiscal year ended March 31, 2010 Filed June 29, 2010 File No. 001-15270

Dear Mr. Gordon:

This letter relates to the comments of the Staff of the Securities and Exchange Commission (the “SEC”) in your letter dated July 29, 2010, with respect to the annual report on Form 20-F of Nomura Holdings, Inc. (“Nomura”) for the year ended March 31, 2010 filed with the SEC on June 29, 2010. Among the five comments that were set forth in the letter, comment 5 asks that revised disclosure in response thereto be included starting in Nomura’s “first quarter Form 6-K”. Nomura’s first quarter for the current fiscal year ended on June 30, 2010, and under Japanese law, Nomura must file with the Japanese authorities a statutory quarterly report, containing quarterly financial statements for the three months ended June 30, 2010, by August 16, 2010. Because of this, we are first responding to comment 5 below, setting forth the revised disclosure that we will include in the quarterly financial statements in the statutory quarterly report. As for comments 1 through 4, we are currently reviewing them and, as soon as possible, we will advise the Staff in writing by when we expect to be able to respond to them.

For your convenience, we have included the text of comment 5 below, followed by our response thereto.

20. Commitments, contingencies and guarantees: page F-94

5.	We note your disclosure beginning on page F-97 regarding the various litigation matters to which the Company is exposed. We also note that you have not disclosed in your financial statement footnotes:

(i) the nature of the contingency;

(ii) the possible loss or range of loss; or

(iii) a statement that an estimate of the loss cannot be made

ASC 450 (formerly SFAS 5) indicates that if an unfavorable outcome is determined to be reasonably possible but not probable, or if the amount of loss cannot be reasonably estimated, accrual would be inappropriate, but disclosure must be made regarding the nature of the contingency and an estimate of the possible loss or range of possible loss or state that such an estimate cannot be made. Additionally, we note that in instances, if any, where an accrual may have been recorded as all of the criteria in ASC 450-20-25-2 have been met, you have not disclosed the nature of the accrual or the amount of the accrual which may be necessary in certain circumstances for the financial statements not to be misleading, nor has there been disclosure indicating that there is an exposure to loss in excess of the amount accrued and what the additional loss may be for each particular litigation matter.

Please revise your disclosures beginning in the first quarter Form 6- K to include all of the disclosures required by paragraphs 1 and 3-5 of ASC 450-20-50. In this regard, we do not believe that general boilerplate disclosure indicating that losses may be higher than reserves currently accrued by the Company or disclosure indicating that the outcome of a matter may be material to your operating results for a particular period satisfies the criteria in ASC 450.

Response:

We would respectfully advise the SEC Staff that for the specific litigation matters that we have disclosed in our Form 20-F, we have provided a description of the nature of the contingency which is a description of the claim by the relevant counterparty. We have not disclosed an estimated loss or a range of loss for each of these matters as it is inherently difficult to predict the outcome of these matters, since certain of these investigations and legal proceedings are still at an early stage, present novel legal theories, involve a large number of parties, or are taking place in foreign jurisdictions with complex or unclear laws. However, where possible, we have intentionally disclosed the amount of the claim of the counterparty which provides a user of our financial statements with an indication of the maximum loss we may incur, even though the likelihood of us incurring this maximum loss is currently remote.

We have not recognized a liability for any these matters because, based on current information, we estimate it is only reasonably possible rather than probable that we will incur a loss. If we were to recognize a material liability for a particular matter because all of the criteria in ASC 450-20-25-2 have been met, we would consider disclosing more specific information around the nature and amount of the liability if disclosure of such amount does not pose a risk of being prejudicial to our legal position and such disclosure was necessary to ensure that our financial statements were not misleading.

In order to provide more useful information to users of our financial statements, we will however revise our disclosures beginning in the first quarter Form 6-K to include the following:

•

We will further clarify the nature of the contingency in these various litigation matters to be any fine, penalties or damages awarded against us, any settlements we choose to make to resolve the matter and legal and other advisory costs we may incur to support and formulate a defense.

•	We will also clarify that we recognize a liability for these contingencies in accordance with ASC 450 when our estimate of loss is probable, and the loss can be reasonably estimated.

•

We will also make a statement that it is inherently difficult to predict the outcome of these matters, particularly where claimants are seeking substantial or indeterminate damages, where investigations and legal proceedings are at an early stage, where the matters present novel legal theories or involve a large number of parties, or which take place in foreign jurisdictions with complex or unclear laws. We cannot therefore estimate with confidence losses or ranges of losses for actions and proceedings where there is only a reasonably possible risk of loss.

•	We will also state that the amount of the claim of the counterparty provides an indication of the maximum loss we may incur, where possible.

PROPOSED WORDING FOR FIRST QUARTER FORM 6-K:

Contingencies—

Investigations, lawsuits and other legal proceedings

In the normal course of business as a global financial services entity, the Company and its subsidiaries are involved in investigations, lawsuits and other legal proceedings and, as a result, may suffer economic loss from any fine, penalties or damages awarded against Nomura, any settlements Nomura chooses to make to resolve the matter, and legal and other advisory costs incurred to support and formulate a defense.

In accordance with ASC 450, Nomura recognizes a liability for this risk of loss arising on each individual matter when an estimated economic loss is probable and the amount of such loss can be reasonably estimated. The amount recognized as a liability is reviewed at least quarterly and is revised when further information becomes available.

The ability to predict the outcome of these actions and proceedings is inherently difficult, particularly where claimants are seeking substantial or indeterminate damages, where investigations and legal proceedings are at an early stage, where the matters present novel legal theories or involve a large number of parties, or which take place in foreign jurisdictions with complex or unclear laws. Nomura cannot therefore estimate with confidence losses or ranges of losses for actions and proceedings where there is only a reasonably possible risk of loss.

Nomura believes that, based on current information available as of the date of these consolidated financial statements, the ultimate resolution of these actions and proceedings will not be material to Nomura’s financial condition. However, an adverse outcome in certain of these matters could have a material adverse effect on our consolidated results of operations or cash flows in a particular quarterly or annual period.

The most significant actions and proceedings against Nomura are summarized below. Where possible, the amount of the claim of the counterparty is disclosed which provides an indication of the maximum loss Nomura may incur.

In April 2009, WestLB AG (“West LB”) served proceedings on NIP and Nomura Bank International Plc (“NBI”), claiming that under the terms of a note issued by NBI and maturing in October 2008, West LB were entitled to receive approximately $22 million, which it claims to be the value of a fund of shares referable to the NBI note. NIP, in its role as calculation agent, and NBI reject this claim and are vigorously defending the action.

In January 2008, NIP was served with a tax notice issued by the tax authorities in Pescara, Italy alleging breaches by NIP of the U.K.-Italy Double Taxation Treaty of 1998. The alleged breaches relate to payments to NIP of tax credits on dividends on Italian shares. The tax notice not only denies certain payments to which NIP claims to be entitled but is also seeking reimbursement of EUR 33.8 million, including interest, already refunded. In March 2008, NIP lodged an appeal against the Tax Notice rejecting the Italian tax authorities’ demands for reimbursement and in November 2009 a decision was issued by the Pescara Tax Court in favour of the Italian Tax Authorities. NIP intends vigorously to challenge this decision.

NIP is currently being challenged by the U.K. tax authorities with regard to the tax treatment of an offshore pension plan established for the employees of Nomura Employment Services (Isle of Man) Limited. The U.K. tax authorities are seeking to recover approximately £22 million from NIP on the basis that NIP was the true employer of individuals participating in the offshore pension plan. We believe that the position taken by the U.K. tax authorities is erroneous. NIP has lodged the necessary appeals.

After the collapse of Lehman Brothers in September 2008, Nomura Securities Co., Ltd. (“NSC”), NIP and Nomura Global Financial Products Inc. filed proofs of claim against the bankruptcy estates of Lehman Brothers Holdings Inc. and Lehman Brothers Special Financing Inc. (collectively, “Lehman Inc.”), in respect of swaps and other derivative transactions in the total amount of approximately U.S.$1 billion (“the Claims”). In April 2010, Lehman Inc. commenced proceedings in the U.S. Bankruptcy Court in New York objecting to the Claims and, in the case of NSC and NIP, seeking to recover damages. The subsidiaries intend vigorously to contest these proceedings.

*    *    *    *    *

Nomura acknowledges that:

•	Nomura is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and

•	Nomura may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions about this response letter, please contact the undersigned by fax at 81-3-3274-4496.

Very truly yours,

/s/ Masafumi Nakada
Masafumi Nakada
Executive Managing Director and Chief Financial Officer

cc:	Eric McPhee

(Division of Corporation Finance,

Securities and Exchange Commission)

Izumi Akai

Yoichiro Taniguchi

(Sullivan & Cromwell LLP)

Koichi Hanabusa

(Ernst & Young ShinNihon LLC)

Gary Schweitzer

(Ernst & Young LLP)